UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Heavy Earth Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42249G107

(CUSIP Number)

Peter Geddes
15928 Ventura Blvd., Suite 213
Encino, CA 91436
(949) 436-5530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42249G107

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Peter Geddes

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

	7.	Sole Voting Power 4,365,971
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 4,365,971
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,365,971

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 6.20% (1)

	14.	Type of Reporting Person (See Instructions)
IN

(1) Based on 70,459,331 shares of the Issuer’s Common Stock outstanding at October 10, 2012, as reported in the Issuers S-1 filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012.

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the initial statement on Schedule 13D filed with the SEC on September 30, 2011 (the “Statement”) and Amendment No. 1 to the Statement filed with the SEC on May 17, 2012 by Peter G. Geddes (the “Reporting Person”) relating to shares of the $.001 par value common stock (“Common Stock”) of Heavy Earth Resources, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 625 Second Street, #280, California 91407.  This Amendment No. 2 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the Common Stock beneficially owned by the Reporting Person. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background

(a)	Name:	Peter Geddes

(b)	Business Address:	15928 Ventura Blvd., Suite 213, Encino, CA 91436

(c)	Present Principal Occupation:	Investor

(d)	Disclosure of Criminal Proceedings:	Mr. Geddes has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Geddes has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Geddes is a citizen of the U.S.

Item 4. Purpose of Transaction

Item No. 4 is amended with the following:

On October 24, 2012 the Reporting Person transferred 1,176,500 shares of the Issuers Common Stock to HE Consulting LLC.

Item 5. Interest in Securities of the Issuer

Item No. 5 is amended by replacing sections (a), (b) and (c) thereof in their entirety with the following:

(a)
The Reporting Person directly beneficially owns 4,365,971shares of Common Stock, which comprises 6.20% of the Issuer’s total issued and outstanding shares of 70,459,331 shares as of October 10, 2012 and includes 41,667 shares of common stock issuable upon exercise of warrants issued to the Reporting Person pursuant to a Subscription Agreement dated July 10, 2012.

(b)	The Reporting Person has sole voting and dispositive power as to the 4,365,971shares he owns directly.

(c)	On October 24, 2012 the Reporting Person transferred 1,176,500 shares of the Issuers Common Stock to HE Consulting LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2012

/s/ Peter Geddes
Peter Geddes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)